SEC FILE NO. 70-9599




                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549





                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS





                              FIRSTENERGY CORP.

                    (As successor to GPU, Inc. by merger)




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--------------------------------------------
                                            :
      In the matter of                      :
      FirstEnergy Corp.                     :   Certificate Pursuant
      (As successor to GPU, Inc. by merger) :   to Rule 24 of Partial
                                            :   Completion of
                                            :   Transactions
                                            :
      SEC File No. 70-9599                  :
      (Public Utility Holding Company Act   :
      of 1935)                              :
--------------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:


      The undersigned, FirstEnergy Corp. (FirstEnergy), as successor to GPU, Inc. by merger effective November 7, 2001, hereby certifies pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Application filed in SEC File No. 70-9599 have been carried out in accordance with the Commission's Order dated April 14, 2000, as follows:


1.  Financial Statements
    --------------------

      A copy of the unaudited consolidated financial statements of MYR Group Inc. (MYR) (including a consolidated balance sheet and statement of income) as of and for the twelve months ended September 30, 2001 is attached as Exhibit A.


2.  Schedule of Segment Revenue
    ---------------------------

      A schedule setting forth the segment revenue for the quarter ended September 30, 2001 for each of MYR's business segments (Exhibit B) is being filed separately pursuant to a request for confidential treatment under Rule 104(b) of the Act.


3.  Narrative Description of Principal Business Activities
    ------------------------------------------------------

Transmission and Distribution (T&D) Services:
--------------------------------------------

      During the quarter ended September 30, 2001, MYR performed significant T&D services for its customers. T&D generated approximately 54.2% of MYR's total revenue for the quarter. A significant portion of this work continued to be performed for a core base of electric utility clients in Texas, Tennessee, California, Michigan, California and Colorado.

Telecommunication Services:
--------------------------

      There was no significant business activity to report for the quarter ended September 30, 2001.

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Traffic Signalization Services:
------------------------------

      There was no significant business activity to report for the quarter ended September 30, 2001.


Commercial and Industrial (C&I) Services:
----------------------------------------

      During the quarter ended September 30, 2001, MYR performed significant C&I services for its customers. C&I revenue was approximately 38.5% of total revenue for the period. A majority of that revenue was generated by one operating subsidiary that operates primarily in the western part of the United States.


4.  Services Provided to Associated Companies
    -----------------------------------------

      During the quarter ended September 30, 2001, services provided to associated companies consisted primarily of (i) Harlan Electric performing various distribution projects in New Jersey and Pennsylvania for Jersey Central Power & Light Company, Metropolitan Edison Company and Pennsylvania Electric Company, and (ii) Harlan Electric laying underground cable in Pennsylvania for GPU Telcom Services, Inc. The total amount billed to associated companies for performing such services was $2.96 million during the period.

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                                    SIGNATURE



      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS CERTIFICATE TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.




                                             FIRSTENERGY CORP.
                                             -----------------
                                         Registered Holding Company
                                    (As successor to GPU, Inc. by merger)



Date: November 30, 2001
                                By:        /s/ Harvey L. Wagner
                                    -------------------------------------
                                               Harvey L. Wagner
                                         Vice President and Controller


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